EXHIBIT 11.

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES

	Three Months Ended
	March 31,

	2003	2002

BASIC

Net income	$407.0	$629.2

Average number of common shares outstanding	1,076.1	1,076.9

Contingently issuable shares	—	.2

Adjusted average shares	1,076.1	1,077.1

Basic earnings per share	$.38	$.58

DILUTED

Net income	$407.0	$629.2

Average number of common shares outstanding	1,076.1	1,076.9

Incremental shares — stock options and contingently issuable shares	7.1	11.3

Adjusted average shares	1,083.2	1,088.2

Diluted earnings per share	$.38	$.58

Dollars and shares in millions except per-share data.

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